Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Allen, Ronald R. (Last) (First) (Middle) 652 East Lake Parkway (Street) Marietta, GA 30062 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 11/05/2002	4. Issuer Name and Ticker or Trading Symbol Call-Solutions, Inc. (CSOL)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Note	08/13/2002	08/13/2004	Common Stock	125,000,000	See Explanation	D
Explanation of Responses:

On August 13, 2002, Mr. Ronald Allen loaned Call-Solutions $50,000, in exchange for a note that is convertible into Call-Solutions' common stock. Pursuant to the terms of the Convertible Note, Call-Solutions agrees to pay Ron Allen the principal sum of Fifty Thousand Dollars ($50,000) and interest, accruing on any and all principal amounts, remaining unpaid, at the annual rate of 8.5%. All of the principal and unpaid interest is due by August 7, 2004. Call-Solutions agrees to pay periodic interest payments on the convertible note, which become due and payable on the first day of each quarter, beginning on October 1, 2002. Mr. Allen's right to convert the note into Call-Solutions' common stock began on August 7, 2002, and shall continue until the principal and unpaid interest is repaid in full. Subject to the terms of the note, the conversion price per share shall be the lower of (i) twenty percent (20%) of the average of the three lowest closing prices for Call-Solutions' common stock as listed on the principal exchange or market where Call-Solutions' common stock is traded, during the thirty days prior to the conversion date. As of November 6, 2002, Call-Solutions' shares closing bid price was $.002 per share. Assuming the November 6, 2002 closing price, if Mr. Allen, elected to convert his note, Call-Solutions may have to issue 125,000,000 shares of common stock to Mr. Allen. On November 6, 2002, Mr. Allen was appointed to the board of directors.

**	Intentional misstatements || omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Ronald Allen **Signature of Reporting Person	11/08/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.